SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_________________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2004

REUTERS GROUP PLC

(Translation of registrant’s name into English)

85 FLEET STREET, LONDON EC4P 4AJ, ENGLAND

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F X      Form 40-F __

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes      No X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REUTERS GROUP PLC (Registrant)
Dated: October 13, 2004	By:	/s/ Nancy C. Gardner

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SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Reuters Group PLC

2. Name of director

Thomas Glocer

3.     Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest

Shareholder named in 2.

4.     Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Thomas Glocer

5.     Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Not applicable

6.     Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Re-investment of dividends paid on 8 September 2004

7.     Number of shares / amount of stock acquired

22 ordinary 25p shares (3.702 ADSs)

8.     Percentage of issued class

Not applicable

9.     Number of shares/amount of stock disposed

Not applicable

10.     Percentage of issued class

Not applicable

11. Class of security

Ordinary 25p shares

12. Price per share

$36.85445 per ADS

13. Date of transaction

15 September 2004

14.     Date company informed

16 September 2004

15.     Total holding following this notification

217,113 ordinary shares;

5,765,972 Discretionary Share Options; and 2,853,314 Long Term Incentive awards

16.     Total percentage holding of issued class following this notification

Not applicable

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

Not applicable

18.     Period during which or date on which exercisable

Not applicable

19.     Total amount paid (if any) for grant of the option

Not applicable

20.     Description of shares or debentures involved: class, number

Not applicable

21.     Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

Not applicable

22.     Total number of shares or debentures over which options held following this notification

Not applicable

23.     Any additional information

Dividend was paid on 8 September 2004 and was automatically re-invested as part of a dividend re-investment plan.

24.     Name of contact and telephone number for queries

Elizabeth Maclean - 001 646 223 4257

25.     Name and signature of authorised company official responsible for making this notification

Elizabeth Maclean

26. Date of Notification

16 September 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

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CEO Communication To Staff

London – Tom Glocer, Reuters Group Chief Executive, issued a message to Reuters staff on 4 October to encourage them to aim for growth in setting the 2005 budget. This is the latest in a series of regular staff communications.

The full text of the internal announcement can be found below.

The message provides an early outline of objectives for next year, but does not constitute an update to guidance.

Ends

Contacts

Press – UK  Simon Walker   Tel: + 44 (0) 207 542 7800  simon.walker@reuters.com

Press – USA   Stephen Naru   Tel: +1 646 223 7728  stephen.naru@reuters.com

Investors – Miriam McKay   Tel: +44 (0) 207 542 7057   ;miriam.mckay@reuters.com

About Reuters

Reuters (www.about.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Our information is trusted and drives decision making across the globe based on our reputation for speed, accuracy and independence. As of June 2004, Reuters has 14,700 staff in 92 countries, including some 2,400 editorial staff in 197 bureaux serving approximately 130 countries, making us the world’s largest international multimedia news agency. In 2003, the Reuters Group had revenues of £3.2 billion.

Reuters and the sphere logo are the trademarks of the Reuters group of companies.

Below is the full text of the message to staff issued by Tom Glocer, Reuters Group Chief Executive, on October 4, 2004.

The message provides an early outline of objectives for next year, but does not constitute an update to guidance. The budget is still being worked on, and will be finalised when the Board approves management's budget proposals at a meeting in December.

Dear Colleagues

I write to share with you the results of our Group Management Committee (GMC) meetings in New York last week, but also to try to explain a riddle : why do I see so many worried faces around our offices when I feel so confident and excited about Reuters future.

There are, of course, plenty of reasons for concern. The budget process has been a tough one this year; there are more cuts coming in the last year of Fast Forward; and we have not yet sufficiently simplified our business so that fewer people can handle the workload.

So why am I so optimistic? Because I believe that Reuters is on track to become a great company again.

The challenge of our core business is straightforward: the strategy of our customers is to reduce their costs (our revenues!) by automating their trading and other activities. We cannot employ 18,000 staff, as we once did, to do what others can do with considerably fewer.  However, while we reduce costs and staff in many parts of our company, we also must invest and grow new business. So for example our Enterprise Information and Risk Management units are growing and should not be held back. This is a good thing, but it means we must do a difficult manoeuvre as a company: shrink the costs and headcount in some units as we grow others at the same time. This is what Fast Forward is all about.

Similarly, agreeing the 2005 budget has been difficult because there are many areas in which to invest for future growth. We must balance the need to transform many parts of Reuters (e.g. reducing the product line from a confusing 1300 products to 50 strategic products; reducing the number of platforms they run on; changing our communication networks) while also investing for growth.

In New York last week the GMC came together as a team to meet these challenges. In three days of intense meetings, we:

•Agreed targets to close the 2005 budget

•Prioritized investments to give the users of our financial products the ability to trade (NGTX – the Next Generation Transactions Strategy)

•Agreed a major new investment to build a direct-to-consumer media business alongside our traditional agency business

•Agreed the New Business Architecture (NBA) product roadmap for 2004-2007

•Agreed a plan to improve our organizational effectiveness in areas such as moving from ‘product idea’ to ‘installed quality product’

•Agreed to use the new tool of Profitability Insight as a common language to speed decision making and give managers true profit accountability

•Agreed to give greater independence to our Risk Management business to operate as a single unit, including development and sales

•Reviewed succession plans for all key posts, and the development programs needed to help employees qualify for them.

Above all else we acknowledged things would be tough in 2005 but we confidently set a budget that shows Reuters growing our revenues for the first time in four years*. I have asked individual GMC members to communicate further details in the coming weeks.

While I was in the US I had the chance to join the Leading Edge Management Development course at the University of Michigan for a couple of days. As usual, the 40 attendees began the week weighed down by all the troubles of the Reuters world, but by week’s end their passion, energy and commitment to Reuters was inspiring. It was obvious to me that the mission of Reuters in the world was so important that we should not let any obstacle get in our way.

Let me be clear why I find this mission so compelling and meaningful to me. Two years ago Reuters came close to failure. The media had written us off, investors had run away, and many inside the company feared the worst. Through the tough actions of Fast Forward we took a failing company and made it viable, and we are well on our way to making Reuters a good company. But I aspire to making Reuters a truly great company again.

In a world of changing values and confusion, we offer trust. Trust in our news and data, trust in the fairness and independence of our transaction systems, and trust in the fundamental decency and humanity of Reuters.

I have the ambition to make Reuters the absolute best financial information provider, with the best and most trusted content, with the best customer service, and, increasingly in 2005 and beyond, the largest and most trusted transaction and messaging communities. Finally, I have big ambitions for our Media business which I believe can grow with our brand to serve millions of consumers directly, alongside our existing agency business.

This is why I am so confident and excited about Reuters. Will it be tough? Absolutely. Could we fail? Yes, nothing great is achieved without risk. Do I believe we can do it? With your help, I know we can.

Regards,

*This statement is not meant to imply that revenues will be positive for 2005 as a whole. The 2005 budget is not yet complete and no revenue guidance has been issued for 2005.

Forward-looking statements

This statement includes certain forward-looking statements relating to Reuters within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are described in Reuters Annual Report and Form 20-F 2003 under the heading “Risk Factors”. Copies of the Annual Report and Form 20-F are available on request from Reuters Group PLC, 85 Fleet Street, London EC4P 4AJ.”